Exhibit 99.1

RECOMMENDATION TO REJECT AN UNSOLICITED OFFER

If you are considering selling your shares to MacKenzie Capital Management, LP or its affiliates, please read all of the information below.

Dear Stockholder:

The Board of Directors of Strategic Storage Growth Trust, Inc. unanimously recommends that you IGNORE the materials that were sent to you by MacKenzie Capital Management, LP and its affiliates (“MacKenzie”) and REJECT its offer.

Please keep reading for important information.

We recently became aware of an unsolicited attempt by MacKenzie to acquire up to 1.9% shares of our common stock for $10 per share, reduced by all dividends paid by us on the Shares after October 3, 2018 (the “MacKenzie Offer”). After careful evaluation, the Board unanimously recommends that you reject the MacKenzie Offer and ignore the materials that were sent to you by MacKenzie.

The following are a list of important considerations:

•

As admitted by MacKenzie, it is making the offer “in view of making a profit.” MacKenzie is a for profit business that, among other things, capitalizes on the illiquidity of shares by buying shares at what MacKenzie believes is a discounted price in order to make a profit. The MacKenzie Offer indicates that MacKenzie believes that our shares will be worth more in the future. Neither we nor any of our affiliates is in any way affiliated with MacKenzie.

•

We believe the MacKenzie Offer is an attempt to capitalize on the recent temporary suspension of our share redemption program (the “SRP”). We temporarily suspended the SRP as we were evaluating strategic alternatives. In fact, we recently announced the successful execution of a merger agreement with one of our affiliates. Please read the bullet immediately below.

•

It was recently announced that we have entered into a definitive merger agreement with Strategic Storage Trust II, Inc., which, if consummated on its present terms, would result in you receiving $12.00 per share in cash in accordance with the terms of the merger agreement. The Board, including each independent member of the Board, unanimously approved the merger and recommends the stockholders to do the same. The merger consideration is notably over 20% more than the MacKenzie Offer. We encourage you to read more about the potential merger in our SEC filings and other materials, which may be accessed on the SEC’s website (www.sec.gov), at our website (www.strategicreit.com/site/ssgt) or at the address provided below:

https://www.sec.gov/Archives/edgar/data/1575428/000119312518289919/d630246d8k.htm

•

The Company’s estimated value per share for the Company’s common stock (the “NAV”) is currently $11.58. Although this does not represent the price that a stockholder could obtain in the open market, or otherwise, the NAV is approximately 16% more than the MacKenzie Offer.

•

According to MacKenzie, they merely “attempted to establish a value for the [Company’s] real estate assets,” which is in contrast to the rigorous methods used by the Company in developing its NAV, including the engagement of an independent third-party appraisal firm.

•

The Board has significant knowledge of the Company and its assets, and based upon the historical financial data disclosed in the Company’s Form 10-Q and Form 10-K filings over the past several quarters, there are positive trends, which indicate that the MacKenzie Offer undervalues the per share value of the Company.

•	Even if a stockholder were to take advantage of the MacKenzie Offer, the Board cannot verify that MacKenzie actually has the funds to make a payment for any or all of the shares that may be tendered.

•

The Securities and Exchange Commission has cautioned investors about the heightened risks involved with offers such as the MacKenzie Offer. In addition to this letter, we strongly encourage you to read the information provided by the SEC, here (www.sec.gov/investor/pubs/minitend.htm) and here (www.sec.gov/rules/interp/34-43069.htm). The SEC makes the following admonitions:

o

If the offer is for less than 5% of a company’s shares, it is a “mini-tender offer” and “you should proceed with caution.” The MacKenzie Offer is for up to 1.9% of our shares. Thus, it is a mini-tender offer, and you should proceed with caution.

o	“Some bidders make mini-tender offers at below-market prices, hoping that they will catch investors off guard.”

o

“[I]nvestors typically feel pressured to tender their shares quickly without having solid information about the offer or the people behind it. And they've been shocked to learn that they generally cannot withdraw from mini-tender offers.”

o

“[M]ini-tender offers typically do not provide the same disclosure and procedural protections that larger, traditional tender offers provide.” For example, once you complete the assignment form, you have no right to change your mind and withdraw from the offer, even if the MacKenzie Offer is extended. We believe the materials provided along with the MacKenzie Offer fail to adequately address certain matters, such as: a complete description of the risks associated with the MacKenzie Offer; a clear discussion of the methodologies used by MacKenzie to determine its offer price or how it has valued the Company’s shares; completeness of disclosure as to the identity of MacKenzie, its control persons and promoters and their financial wherewithal; and a clear disclosure of the Company’s shares owned by MacKenzie and its affiliates.

•	In our prior letter to stockholders, we cautioned you that you may receive offers such as the MacKenzie Offer. Notably, we said:

We would also like to take this time to make our stockholders aware that you may be contacted in the near future by a third party in an attempted tender offer for the purchase of your shares. When companies suspend their SRPs, it is not uncommon for such third parties to contact stockholders in an attempt to purchase shares at a substantially discounted price to the current estimated net asset value per share. While we are not currently aware of any such tender offers, and while we are unable to evaluate the merits of any potential tender offers at this time, we want to make you aware, as such third party attempts may not be in your best interest. If we become aware of any specific tender offer, we intend to communicate with our stockholders at that time for our recommended course of action.

While we do not believe the MacKenzie Offer is in the best interest of our stockholders, it is important for you to carefully evaluate whether to tender your shares as it relates to your specific situation, particularly with respect to your investment objectives, your financial circumstances, other financial opportunities available to you, your own tax position and tax consequences, and any other factors you determine are relevant to your decision. To that end, we encourage you to consult with any financial, tax or other advisors when making your decision.

Please also carefully consider all the factors discussed in the MacKenzie Offer materials, our letter and the advice provided by the SEC before making a decision.

We encourage you to follow the recommendation of our board of directors and not tender your shares in connection with the MacKenzie Offer.

If you do not wish to tender your shares, simply IGNORE the MacKenzie Offer materials and DO NOT RESPOND.

Should you have any questions or need further information about your options, the MacKenzie Offer or otherwise, please feel free to contact Strategic Storage Growth Trust, Inc., 10 Terrace Road, Ladera Ranch, California 92694, Attention: Investor Relations (telephone number: (866) 418-5144).

Sincerely,

H. Michael Schwartz

Chief Executive Officer and Chairman of the Board of Directors